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This consulting agreement is made this 20th day of February 2004 between
Appankran Mining Consultants Ltd a limited liability company registered under the laws of the Republic of Ghana of Post Office Box 3307 Accra(hereinafter referred to as Appankran) of one part and International Commerce Development Corporation of 33 Easton Ave, Waterbury (hereinafter referred to as ICDC) of the other part.



Whereas Appankran is in the business of offering expertise in the mining industry. Appankran has an active knowledge of mining concessions that are on the market for sale and see a deal flow in mining concessions. Appankran will be employed by ICDC as a consultant for the acquisition of a gold mine within the Republic of Ghana.

Appankran also agrees to be the liason to the government of Ghana in reference to the filing of any and all mining permits and licensing necessary to mine gold in Ghana. They also agree to keep ICDC in good standing with the government of Ghana in relation to permits and licenses.

Appankran also agrees that it will implement a strategy for the creation of a workforce within Ghana for the proposed mining acquisition. Appankran will utilize their contacts within the geological industry to staff the mining operation.

Appankran also agrees to to select, hire and advise a geological firm in the event it is necessary to have field and analytical work done ox; '-he proposed concession site.

ICDC agrees to pay Appankran $10,000 U.S. dollars for the above services for a period of one year. ICDC agrees that in the event of further technical work or need thereof that ICDC may be requested to pay for these services.

ICDC agrees to wire $10,000 U.S. dollars to the account of Appankrans attorney:

Joseph Amoako jr.,Esq. Acct.#1000512
Barclays Bank Osu, Accra, Ghana
Swiftcode BARCGHAC


     ~Signed, sealed and delivered by the managing director
     APPANKRAN MINES Ghana Ltd.


Signed, sealed and delivered by the managing director of International Commerce Development Corporation.